

November 23, 2011

Via E-mail
Mr. Preston D. Pinkett III
President
City National Bancshares Corporation
900 Broad Street
Newark, NJ 07102

  Re: City National Bancshares Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed May 27, 2011
     File No. 000-11535

Dear Mr. Pinkett:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Christian Windsor

          Christian Windsor
          Special Counsel